                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 24)


                        Security Capital Pacific Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $1.00 Per Share
                        (Title of Class of Securities)


                                  814141 10 7
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No. 814141 10 7

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   27,389,833
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                27,389,833
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,389,833

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.0%

14   TYPE OF REPORTING PERSON

     CO

                                 SCHEDULE 13D

     This Amendment No. 24 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("GROUP"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990 and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992,
November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12,
1994, August 25, 1994, October 7, 1994, December 6, 1994 and March 23, 1995.

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Security Capital Pacific Trust, a Maryland real estate investment trust ("PTR"), the principal executive offices of which are at 7777 Market Center Avenue, El Paso, Texas 79912.

ITEM 2.  IDENTITY AND BACKGROUND

     Sanders is hereby removed as a person filing this statement as he does not share voting or dispositive power with respect to the Common Shares owned by GROUP.

ITEM 4.  PURPOSE OF TRANSACTION

     GROUP intends to play a major role in the direction of PTR for the purpose of maximizing the value of PTR. Any influence of Sanders on the direction of PTR will be in his capacity as Chairman and Chief Executive Officer of GROUP, and not personally. Therefore, the reference to Sanders intending to play a major role in the direction of PTR for the purpose of maximizing the value of PTR is hereby deleted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The information previously filed which reported Sanders as a beneficial owner of the Shares owned by GROUP and indicated that Sanders may be deemed to beneficially own the Common Shares owned by GROUP, is hereby amended to provide that Sanders does not beneficially own the Common Shares owned by GROUP. Therefore, Sanders currently beneficially owns 9,165 Common Shares (0.01% of all Common Shares), with respect to which he has sole voting and dispositive power, and may be deemed to beneficially own an additional 266,273 Common Shares (0.35% of all Common Shares). Any reference to Sanders intending to play a major role in the direction of PTR for the purpose of maximizing the value of PTR is hereby deleted as described in Item 4.

     The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                         Number of Shares
                                           Beneficially         Percent of
Person                                     Owned (1)(2)      All Shares (1)(2)
------                                   ----------------    -----------------

Security Capital Group Incorporated        27,389,833 (3)           36.0%
Samuel W. Bodman                                    0                  *
Hermann Buerger                                     0                  *
John P. Frazee, Jr. (4)                         7,637                  *
Cyrus F. Freidheim, Jr.                         3,055                  *
H. Laurance Fuller (5)                            610                  *


Ray L. Hunt (6)                                   390,404              *
John T. Kelley, III                                16,835              *
William D. Sanders (7)                            287,938              *
Peter S. Willmott                                  15,327              *
C. Ronald Blankenship (8)                          34,385              *
Thomas G. Wattles (9)                               8,750              *
David C. Dressler (10)                              6,611              *
K. Dane Brooksher                                     611              *



*    Less than 1%

(1) Assumes that (i) no Common Shares are issued pursuant to the rights offering being conducted pursuant to the Merger and Issuance Agreement dated as of March 24, 1997 between PTR and GROUP (the "Merger Agreement") and (ii) GROUP receives Common Shares pursuant to the Merger Agreement.
(2) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(3) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of GROUP, and are pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of April 25, 1997, there were $22 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by GROUP of Security Capital Industrial Trust, Security Capital Atlantic Incorporated, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with GROUP and which invests in real estate operating companies in the United States. GROUP estimates that the aggregate market value of the pledged securities exceeded $2.9 billion as of March 31, 1997. GROUP was in compliance with all covenants under the line of credit as of March 31, 1997.
(4)  Common Shares are held in an IRA account.
(5)  Includes 305 Common Shares held by Mr. Fuller's children.
(6) Includes 917 Common Shares held by a family trust for which Mr. Hunt is trustee, 2,748 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 15,275 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 9l6 Common Shares held by a corporation that Mr. Hunt owns. Excludes 916 Common Shares that Mr. Hunt's wife owns as a separate property and 111,800 Common Shares held by Hunt Financial Corporation, as to which Mr. Hunt disclaims beneficial ownership.
(7) Includes 74,188 Common Shares and 9,165 Common Shares held by partnerships and 12,500 Common Shares held by the Sanders Foundation.
(8) Includes 13,791 Common Shares owned by a corporation of which Mr. Blankenship is a controlling shareholder.
(9)  Common Shares are held in an IRA account.
(10) Includes 3,611 Common Shares held in trust accounts for which Mr. Dressler is trustee.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table.

     (e) As described above, Sanders has ceased to be a beneficial owner of more than five percent of the Shares and is therefore being removed as a person filing this statement.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1997   SECURITY CAPITAL GROUP INCORPORATED



                         By:/s/ Jeffrey A. Klopf
                            --------------------
                         Name:  Jeffrey A. Klopf
                         Title:  Secretary



                         /s/ William D. Sanders
                         ----------------------
                             William D. Sanders